December 10, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549
Re: Pangaea Logistics Solutions Ltd.
Amended Preliminary Proxy Statement on Schedule 14A Filed December 3, 2024
File No. 001-36798

Ladies and Gentlemen:

On behalf of Pangaea Logistics Solutions Ltd. (the “Company”), we are writing to respond to the comment set forth in the letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated December 9, 2024 (the “Staff Letter”), related to the above-referenced Amended Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), which was filed on December 3, 2024. In response to the comments in the Staff Letter, the Company provides this response letter.
We have reproduced below in bold italics the Staff’s comment set out in the Staff Letter, numbered correspondingly, and have provided the Company’s response immediately below the comment. Capitalized terms used herein without definition shall have the meanings assigned to them in the Proxy Statement.
Also filed today via EDGAR is the third amended preliminary proxy statement (the “Amendment No. 3”) reflecting the changes indicated in the response set forth below.
Amended Preliminary Proxy Statement on Form 14A filed December 3, 2024
Background of the Merger, page 18

1.
We note your disclosure that on June 11, 2024, Mr. Filanowski discussed with Mr. Horton that MTM had advised the Company that it was seeking to also use Seward & Kissel as its outside legal advisors on the transaction. We further note your disclosure that on June 14, 2024, a conflict waiver was provided by MTM to Seward & Kissel, and on June 17, 2024, Mr. Filanowski provided Mr. Horton at Seward & Kissel with the Company’s written waiver of Seward & Kissel’s representation of MTM in the potential transaction. Please expand your disclosure to discuss in greater detail the terms of this conflict waiver and any safeguards or precautionary measures that were taken with respect to negotiations of the potential transaction in light of the Seward & Kissel dual representation. In this discussion, please also address the time period prior to receipt by Seward & Kissel of this conflict waiver, including between April 11, 2024, when Messrs. Filanowski and Boye-Petersen had a telephonic conversation with the Company’s outside legal counsel, Edward Horton, at Seward & Kissel LLP about potential structuring issues relating to a transaction involving the combination of the Renaissance and the Company fleets and June 17, 2024, when Mr. Filanowski provided Mr. Horton at Seward & Kissel with the Company’s written waiver of Seward & Kissel’s representation of MTM in the potential transaction.

Response

The Company has amended the disclosures under the heading “Background to the Merger” beginning on page 18 of Amendment No. 3 to discuss the terms of Seward & Kissel’s waiver that were agreed to by the Company and SSI as well as additional details relating to the background of the discussion between the parties and between the respective parties and their counsel at Seward & Kissel relating to the waiver of Seward & Kissel’s representation of both parties.

2.	Please provide risk factor disclosure addressing potential risks to shareholders arising from the dual representation in the proposed transaction by Seward & Kissel.
Response:

The Company has amended Amendment No. 3 to include under the heading “Risk Factors” beginning on page 33 an additional risk factor relating to the potential risks created by the representation of Seward & Kissel of both parties to the transaction.

3.
Please revise your disclosure to provide more details regarding the substance of the principal offers and counteroffers that resulted during the course of the negotiations, including with regard to the respective NAVs and the percentage or number of shares to be issued as merger consideration. For example, disclose the principal terms set forth in the email and document titled “Sale of Strategic Fleet to Pangaea” that Mr. Schildt sent to the Company’s management team on April 17, 2024 summarizing the principal aspects of a potential fleet combination transaction, which became the basis for discussion of a more detailed non-binding term sheet (“Term Sheet”) for the eventual preparation of the Merger Agreement. Please also disclose the terms set forth in each of the draft Term Sheet sent by Mr. Schildt to Mr. Filanowski on May 30, 2024 and the revised Term Sheet sent by the Company to MTM on June 17, 2024.

Response:

The Company has amended the disclosures under the heading “Background to the Merger” beginning on page 18 of Amendment No. 3 to provide additional discussion of the negotiations between the parties of the terms in the preparation of the Merger Agreement, including, but not limited to, disclosure of the principal terms of the email and document titled “Sale of Strategic Fleet to Pangaea” that was exchanged on April 11, 2024, the negotiations related to the parties determination of the NAV and the terms of the draft Term Sheet on May 30, 2024 and June 11, 2024. The Company advises the Staff that its prior disclosure from June 17, 2024 is now correctly disclosed in the June 11, 2024 description in Amendment No. 3 with the revised draft of the Term Sheet sent by the Company’s counsel to MTM on June 19, 2024.

If you have any questions or require additional information, please do not hesitate to contact Edward S. Horton of Seward & Kissel LLP, outside legal counsel to the Company, at (212) 574-1265.

Sincerely,

By:	/s/ Edward S. Horton
Name:	Edward S. Horton